To: All Media
Date: January 21, 2004

Arrow Releases 2003 Operating Results

Arrow Financial Corporation announced operating results for the quarter and year ended December 31, 2003.   Net income for the quarter ended December 31, 2003 was $4.8 million, representing diluted earnings per share of $.48, or 2.1% above the diluted per share amount of $.47 earned in the fourth quarter of 2002, when net income was also $4.8 million. Net income for the year 2003 was $18.9 million, representing diluted earnings per share of $1.88, or 1.6% above the diluted per share amount of $1.85 earned in 2002, when net income was also $18.9 million. Cash dividends paid to shareholders in 2003 totaled $.84, or 10.6% higher than the $.76 paid in 2002.

Thomas L. Hoy, President and CEO stated, "We are pleased to report favorable diluted earnings per share comparisons for the year and the fourth quarter.   This was accomplished in a challenging interest rate environment with falling rates continuing into 2003 and resulting in a narrowing of our net interest margin.   However, the effect of margin compression was largely offset by significant growth in the average level of earning assets with all key categories reaching record levels at year-end. Also, the number of average shares outstanding was lower in 2003 than in 2002 as a result of share repurchases.   For the year, our return on average assets (ROA) was 1.42% while our return on average equity (ROE) was 18.34%.   This marks the fourth consecutive year in which ROE has exceeded 18%.   We believe these ratios reflect a very strong earnings performance although these same measurements were even higher in 2002 when ROA was 1.55% and ROE was 19.49%."

For the year, average earning assets were $1.271 billion for 2003, or 9.8% higher than the $1.158 billion level of 2002. Loans outstanding at year-end were $855 million, up $44 million or 5.4%, from December 31, 2002.   The rate of loan growth was restrained by two factors; the securitization of $11.5 million of residential mortgage loans in the fourth quarter and net runoff in our indirect loan portfolio. The securitization involved the sale of the mortgage loans and the concurrent purchase by the Company of Federal Home Loan Mortgage Corporation guaranteed mortgage backed securities with the sold loans representing the underlying collateral, thereby decreasing the loan portfolio and increasing the investment securities portfolio by the amount securitized. Adjusted for the effect of the securitization, year-over-year loan growth would have equaled 6.8%.   Indirect consumer loans, essentially loans to finance motor vehicles, ended the year at $312 million, down $6 million from $318 million at the prior year-end. The decrease reflected a continuation of aggressive, low-rate financing programs by the automobile manufacturers. Small business loans increased 11.5% or $20 million to $193 million at December 31, 2003 from $173 million at the prior year-end.

Mr. Hoy also stated, "Total assets at year-end were $1.374 billion, up $103 million, or 8.1%, over the December 31, 2002 amount of $1.271 billion. Deposits, which represented the principal source of funding of the significant earning asset growth, totaled $1.047 billion at year-end 2003, an increase of $89 million or 9.3% from $958 million one year earlier. Shareholders' equity totaled $105.9 million at December 31, 2003, up $4.5 million or 4.4% from a level of $101.4 million at the prior year-end."

Mr. Hoy added, "Our net interest margin for 2003 was 4.05% as compared with 4.50% for 2002. The narrowing of the net interest margin largely reflected lower reinvestment rate opportunities together with the effect of accelerated amortization of investment securities premium as a result of the high level of prepayments on mortgage backed securities. The increased amortization, which had the effect of reducing interest income, was most pronounced in the third quarter of 2003. For the fourth quarter of 2003, net interest margin was 3.95%, compared to 4.26% in the fourth quarter of 2002."

Mr. Hoy further added, "Asset quality remained very high. At December 31, 2003, nonperforming loans totaled $2.5 million, down 2.2% from a balance of $2.6 million one year earlier and representing just .29% of period-end loans outstanding. We experienced a comparable decrease in the level of nonperforming assets, as the balance fell 2.5% to $2.7 million from $2.8 million at the prior year-end. Net loan losses, expressed as a percentage of average loans outstanding, were a low .10% for the year 2003 and compared with .11% for 2002. Arrow's allowance for loan losses amounted to $11.8 million at December 31, 2003 and equaled 1.38% of loans outstanding, the same ratio present at December 31, 2002."

Other highlights for the year include the distribution of a 5 for 4 stock split in September, two increases in the quarterly cash dividend, opening of our 27th branch office and substantial growth in the balance of assets under trust administration and investment management (included in managed assets are the North Country Funds which are advised exclusively by our subsidiary, North Country Investment Advisors, Inc.). At December 31, 2003, assets under trust administration and investment management totaled $748 million, which represented a 20.6% increase over the prior year-end level of $620 million. This increase was principally affected by the rebound in the equity markets during 2003, although a significant amount of new business was developed during the year. The market value of the North Country Funds was $113 million at year-end 2003. As part of our plan to diversify the menu of financial services and products, a licensed life and health insurance sales representative can be found in nearly all of our full service offices and financial planning services have been introduced.

Arrow Financial Corporation is a bank holding company headquartered in Glens Falls, New York serving the banking needs of Northeastern New York. Arrow Financial Corporation is the parent of the Glens Falls National Bank and Trust Company and the Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
Income Statement				
Interest and Dividend Income	$17,761	$18,923	$70,731	$75,145
Interest Expense	5,256	6,269	21,610	25,106
Net Interest Income	12,505	12,654	49,121	50,039
Provision for Loan Losses	245	443	1,460	2,288
Net Interest Income After Provision for Loan Losses	12,260	12,211	47,661	47,751
Net Gain (Loss) on Securities Transactions	1	(73)	755	100
Net Gain on Sales of Loans	1	20	489	101
Demutualization Benefit from an Employee Group Insurance Trust	---	---	---	92
Recovery from Former Vermont Operations	---	173	---	173
Net Gains on the Sales of Other Real Estate Owned	---	---	12	24
Income From Fiduciary Activities	959	936	3,647	3,863
Fees for Other Services to Customers	1,704	1,682	6,776	6,189
Other Operating Income	188	186	668	771
Total Other Income	2,853	2,924	12,347	11,313
Salaries and Employee Benefits	4,710	4,900	18,967	18,858
Occupancy Expenses of Premises, Net	609	553	2,524	2,330
Furniture and Equipment Expense	672	596	2,774	2,440
Amortization of Intangible Assets	10	10	37	37
Foreclosed Property Expense	---	(1)	4	29
Other Operating Expense	2,206	2,047	8,179	7,703
Total Other Expense	8,207	8,105	32,485	31,397
Income Before Taxes	6,906	7,030	27,523	27,667
Provision for Income Taxes	2,119	2,254	8,606	8,773
Net Income	$ 4,787	$ 4,776	$18,917	$18,894
Share and Per Share Data [1]				
Period Ending Shares Outstanding	9,779	9,914	9,779	9,914
Basic Average Shares Outstanding	9,811	9,911	9,852	9,968
Diluted Average Shares Outstanding	10,057	10,148	10,079	10,195
Basic Earnings Per Share	$ 0.49	$ 0.48	$ 1.92	$ 1.90
Diluted Earnings Per Share	0.48	0.47	1.88	1.85
Cash Dividends	0.22	0.20	0.84	0.76
Book Value	10.83	10.23	10.83	10.23
Tangible Book Value [2]	9.86	9.25	9.86	9.25
Key Earnings Ratios				
Return on Average Assets	1.37%	1.47%	1.42%	1.55%
Return on Average Equity	18.27	18.83	18.34	19.49
Net Interest Margin [3]	3.95	4.26	4.05	4.50

[1] **Share and Per Share** amounts have been restated for the September 2003 five for four stock split.

[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.

[3] **Net Interest Margin** includes a tax equivalent upward adjustment for the fourth quarter of 19 basis points in 2003 and 17 basis points in 2002 and an upward adjustment for the twelve-month period of 19 basis points in 2003 and 18 basis points in 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	December 31, 2003			December 31, 2002		
	Period End	Fourth Quarter Average	Year-to-Date Average	Period End	Fourth Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 27,526	$ 34,594	$ 32,765	$ 29,141	$ 32,128	$ 31,386
Federal Funds Sold	5,800	8,007	9,006	3,000	24,140	19,418
Securities Available-for-Sale	349,831	340,806	322,460	326,661	329,167	288,776
Securities Held-to-Maturity	105,776	105,355	90,531	74,505	74,884	75,000
Loans	855,178	864,954	848,664	811,292	800,428	775,296
Allowance for Loan Losses	(11,842)	(11,887)	(11,573)	(11,193)	(11,177)	(10,556)
Net Loans	843,336	853,067	837,091	800,099	789,251	764,740
Premises and Equipment, Net	14,174	14,112	13,883	13,715	13,502	13,381
Goodwill and Intangible Assets, Net	9,463	9,790	9,733	9,715	9,837	9,827
Other Assets	18,014	20,540	16,936	14,585	14,584	13,853
Total Assets	$1,373,920	$1,386,271	$1,332,405	$1,271,421	$1,287,493	$1,216,381
Demand Deposits	$ 151,847	$ 154,537	$ 144,665	$ 133,644	$ 135,915	$ 132,208
Nonmaturity Interest-Bearing Deposits	646,544	644,498	600,848	565,545	567,932	512,404
Time Deposits of $100,000 or More	65,585	67,012	73,307	60,095	64,158	81,770
Other Time Deposits	182,640	184,791	192,682	198,723	203,139	201,253
Total Deposits	1,046,616	1,050,838	1,011,502	958,007	971,144	927,635
Short-Term Borrowings	40,936	51,432	44,272	48,498	47,921	39,468
Federal Home Loan Bank Advances	150,000	147,174	147,507	145,000	145,000	130,233
Other Long-Term Debt	15,000	15,000	9,411	5,000	5,000	5,000
Other Liabilities	15,503	17,872	16,545	13,514	17,783	17,093
Total Liabilities	1,268,055	1,282,316	1,229,237	1,170,019	1,186,848	1,119,429
Common Stock	13,086	13,086	11,380	10,469	10,350	10,066
Surplus	113,335	113,180	114,622	115,110	111,184	102,652
Undivided Profits	24,303	22,731	19,116	13,611	16,144	20,265
Unallocated ESOP Shares	(1,769)	(1,822)	(1,822)	(1,822)	(1,822)	(1,874)
Accumulated Other Comprehensive Income	1,084	20	1,462	3,253	3,366	2,628
Treasury Stock	(44,174)	(43,240)	(41,590)	(39,219)	(38,577)	(36,785)
Total Shareholders' Equity	105,865	103,955	103,168	101,402	100,645	96,952
Total Liabilities and Shareholders' Equity	$1,373,920	$1,386,271	$1,332,405	$1,271,421	$1,287,493	$1,216,381
Assets Under Trust Administration And Investment Management	$748,456			$620,431		
Capital Ratios						
Leverage Ratio	8.14%			7.32%		
Tier 1 Risk-Based Capital Ratio	12.98			11.55		
Total Risk-Based Capital Ratio	14.23			12.80		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	December 31,	
	2003	2002
Loan Portfolio		
Commercial, Financial and Agricultural	$ 82,808	$ 75,659
Real Estate – Commercial	110,499	97,683
Real Estate – Residential	328,673	295,265
Real Estate – Construction	8,670	10,754
Indirect Consumer Loans	311,812	317,706
Other Loans to Individuals	12,716	14,225
Total Loans	$855,178	$811,292
Allowance for Loan Losses, Fourth Quarter		
Allowance for Loan Losses, Beginning of Period	$11,778	$11,008
Loans Charged-off	(279)	(355)
Recoveries of Loans Previously Charged-off	98	97
Net Loans Charged-off	(181)	(258)
Provision for Loan Losses	245	443
Allowance for Loan Losses, End of Period	$11,842	$11,193
Allowance for Loan Losses, Twelve Months		
Allowance for Loan Losses, Beginning of Period	$11,193	$ 9,720
Loans Charged-off	(1,153)	(1,121)
Recoveries of Loans Previously Charged-off	342	306
Net Loans Charged-off	(811)	(815)
Provision for Loan Losses	1,460	2,288
Allowance for Loan Losses, End of Period	$11,842	$11,193
Nonperforming Assets		
Nonaccrual Loans	$1,822	$2,471
Loans Past Due 90 or More Days and Accruing	685	91
Restructured Loans	---	---
Total Nonperforming Loans	2,507	2,562
Repossessed Assets	180	143
Other Real Estate Owned	---	51
Total Nonperforming Assets	$2,687	$2,756
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Fourth Quarter Annualized	0.08%	0.13%
Net Loans Charged-off to Average Loans, Twelve Months	0.10	0.11
Provision for Loan Losses to Average Loans, Fourth Quarter Annualized	0.11	0.22
Provision for Loan Losses to Average Loans, Twelve Months	0.17	0.30
Allowance for Loan Losses to Period-End Loans	1.38	1.38
Allowance for Loan Losses to Nonperforming Loans	472.37	436.89
Nonperforming Loans to Period-End Loans	0.29	0.32
Nonperforming Assets to Period-End Assets	0.20	0.22